May 10, 2018	News Release 18-05

Pretivm Reports First Quarter 2018 Results

Steady-state gold production expected by mid-to-late 2018

Vancouver, British Columbia, May 10, 2018; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) is pleased to report financial and operating results for the first quarter ended March 31, 2018.

In the news release all quoted figures are in USD$ unless otherwise noted. The Company uses the following non-IFRS measures: total cash costs, all-in sustaining costs (“AISC”), average realized gold price, average realized margin, adjusted earnings (loss), and adjusted earnings (loss) per basic share. Refer to the Company’s Management Discussion and Analysis and the “Non-IFRS Financial Performance Measures” section at the end of this news release for an explanation and discussion of these non-IFRS measures.

“The implementation of operational grade control has had a positive impact on our ability to consistently deliver high-grade ore to the mill as we ramp-up production,” said Pretivm President & CEO Joseph Ovsenek. The Brucejack Mine is generating free cash flow, and we are on track to achieving H1 2018 guidance of $900 to $700 per ounce of gold sold. We remain confident that we will deliver on our H1 2018 AISC guidance, as well as our production guidance of 150,000 to 200,000 ounces of gold and expect to achieve steady-state production by mid-to-late 2018.”

First Quarter Production Overview

●
Production totaled 75,689 ounces of gold and 94,730 ounces of silver.

●
10.9 grams per tonne gold mill feed grade for March; average 9.1 grams per tonne gold mill feed grade for the quarter.

●
Gold recoveries averaged 96.8%.

●
Process plant throughput averaged 2,905 tonnes per day for a total of 261,443 tonnes.

   Q1 2018 Monthly Production:
	Gold Production (oz)	Gold Grade (g/t)	Recovery (%)	Ore Milled (t)
March	32,910	10.9	96.7	92,580
February	27,636	11.4	97.1	77,763
January	15,143	5.4	96.7	91,100
Q1 2018	75,689	9.1	96.8	261,443

●
Mine development averaged over 800 meters per month during the quarter to prepare additional stopes which will allow for management of ore grades feeding the mill.

First Quarter Financial Summary

●
Revenue of $89.4 million was generated on sale of 68,651 ounces of gold and 84,234 ounces of silver.

●
Total cost of sales was $72.6 million or $1,057 per ounce of gold sold. Total cash cost was $841 per ounce of gold sold and AISC was $1,009 per ounce of gold sold. Total AISC for the first quarter was directly impacted by low gold production during ramp-up in January, which resulted in low gold sales recorded during the quarter and consequently higher total AISC per ounce of gold sold. (Refer to table “Q1 2018 Monthly Production” above.)

Production spending for the first quarter was in-line with H1 2018 guidance. The Company is on track to achieving H1 2018 guidance of $900 to $700 per ounce of gold sold. When steady-state production is achieved, any fluctuations between produced ounces and sold ounces should minimize and reduce the timing discrepancy in AISC.

●
As at March 31, 2018, there were 8,854 ounces of gold doré and 13,823 ounces of gold in concentrate in finished goods inventory recorded at cost of $849 per ounce which includes depreciation and depletion.

●
Earnings from mine operations were $16.8 million.

●
Net loss was $8.1 million or $0.04 per share. Adjusted earnings were $5.8 million or $0.03 per share.

●
Cash and cash equivalents were $70.5 million at March 31, 2018. The Company has working capital of $63.4 million excluding the current portion of long-term debt as at March 31, 2018 compared to $40.6 million December 31, 2017.

●
Cash generated by operations was $24.7 million.

Operating Results

		Three months ended March 31,
		2018	2017(1)

Ore mined	t	268,339	-
Mining rate	tpd	2,982	-

Ore milled	t	261,443	-
Head grade	g/t Au	9.1	-
Recovery	%	96.8	-
Mill throughput	tpd	2,905	-

Gold ounces produced	oz	75,689	-
Silver ounces produced	oz	94,730	-

Gold ounces sold	oz	68,651	-
Silver ounces sold	oz	84,234	-
(1) No comparative data as the mine commenced commercial production as of July 1, 2017.
The following abbreviations were used above: t (tonnes), tpd (tonnes per day), g/t (grams per tonne), Au (gold) and oz (ounces).

Gold and silver production

During the three months ended March 31, 2018, the Brucejack Mine produced 75,689 ounces of gold and 94,730 ounces of silver with gold production improving steadily through the first quarter. There is no comparable information as the Brucejack Mine achieved commercial production on July 1, 2017.

During the quarter, the Company sold 68,651 ounces of gold and 84,234 ounces of silver. As a result of our production profile over the course of the first quarter of 2018, there was a corresponding timing impact on our sales ounces. As at March 31, 2018, there were 8,854 ounces of gold doré and 13,823 ounces of gold in concentrate in finished goods inventory recorded at cost of $849 per ounce which includes depreciation and depletion.

Processing

During the three months ended March 31, 2018, a total of 261,443 tonnes of ore, equivalent to a throughput rate of 2,905 tonnes per day, was processed.

The mill feed grade averaged 9.1 grams per tonne gold for the quarter and 10.9 grams per tonne for the month of March (refer to the “Operational Grade Control” section below). Gold recovery for the quarter was 96.8%. We continue to review the mill process to optimize recoveries.

On December 20, 2017, the Company submitted an application to the BC Ministry of Energy, Mines and Petroleum Resources and the BC Ministry of Environment and Climate Change Strategy to increase the Brucejack Mine production rate to 3,800 tonnes per day. The increase would result in an annual average production rate of 1.387 million tonnes, up from 0.99 million tonnes (a daily average of 3,800 tonnes from 2,700 tonnes). The approval process is expected to take approximately six to twelve months. Engineering is underway to assess the mill capacity upgrades required to increase the production rate. Based on preliminary engineering, the capital cost to increase the mill capacity is estimated to be less than $25.0 million. The estimate will be updated when the engineering process is complete.

Mining

During the three months ended March 31, 2018, 268,339 tonnes of ore were mined, equivalent to a mining rate of 2,982 tonnes per day.

To improve access and build stope inventory, the rate of underground development has been budgeted to increase to 700 meters per month, up from the 420 meters considered in the 2014 Brucejack Feasibility Study. The development rate increase began in January and has exceeded 800 meters per month during the quarter; however, we expect to average 700 meters per month over the course of 2018. A third long-hole drill is now on site to support development and provide for back-up.

Stope inventory is expected to increase to 10 to 12 stopes. The availability of stopes representing a range of grades, including multiple higher-grade stopes, allows mining operations to optimize stope blending and provides alternative stopes for mining if required. The increased stope inventory is expected to improve the management of production grades.

Operational grade control

The grade control program is a data-driven and iterative process that is being used to optimize stope shapes resulting in reduced dilution and optimized grade to the mill. The program comprises drilling, sampling and local modelling with improved short-term grade prediction. March production results reflect the first impact of grade control integration into the mining process. In the second quarter, gold production results are expected to continue to improve with the full integration of the grade control program.

The absence of operational grade control and limited stope optionality contributed to low gold production for the month of January. Gold production subsequently increased significantly in February with stopes planned for the fourth quarter 2017 and other higher-grade stopes coming online.

Operational grade control: Infill drilling

As part of the grade control program, infill drilling is required at 5-meter to 7.5-meter centers to refine stope location and dimensions prior to mining. Currently, three diamond drills and one reverse circulation (“RC”) drill are being used for grade control drilling, with 11,100 meters completed as of early April.

The RC drill is part of a trial program for underground drilling. The RC drilling provides a larger sample per meter and is expected to be faster and more cost effective than core drilling, which has been used for infill drilling to date.

Operational grade control: Local grade control model

A local grade control model, which is based on data from drilling, is now being implemented for stope optimisation in areas of near-term production. The model is informed by tightly-spaced infill drilling (with areas drilled at 7.5 meters or better) and has a resolution of approximately 2.5 meters. The local grade control model is being used for stope shape optimization and estimating production grade and will ultimately be used for medium-term planning for future production areas.

Operational grade control: Stope ring sampling

Another component of the grade control program, stope ring sampling, provides grade information on a ring-by-ring basis to refine the shape of the long-hole stope prior to mining. Long-hole drill cuttings are collected from each ring within a stope and assayed. Assayed data from each of the rings is then fed back into the stope design to refine short-term mine planning.

Exploration drilling for porphyry source

The exploration drill program to test for a porphyry source and evaluate the potential extension of the Valley of the Kings to the east has been successfully completed and assay results are currently pending. The drill program follows-up on the success of the 2015 regional grass-roots exploration drill program. High-grade gold was intersected in the Flow Dome Zone, located approximately 1,000 meters east of the Brucejack Mine, confirming the presence of either a new stockwork zone or an extension of the Valley of the Kings deposit (see news release dated October 8, 2015). A drill was set up underground on the eastern edge of the 1200-meter Level of the Valley of the Kings development. Two drill holes, each approximately 1,600 meters long were drilled to provide a continuum of information from the Valley of the Kings to the Flow Dome Zone. The drilling also tested below the Flow Dome Zone where structural geology combined with a geophysical anomaly suggested a potential porphyry source. A follow-up geophysical program has been initiated which will include surface geophysics when the snow has cleared.

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mine Engineer, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for Brucejack Mine development. Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., Vice President, Geology and Chief Geologist, Pretium Resources Inc. is the QP responsible for the Brucejack Mine grade control program and the Brucejack Mine exploration drilling.

Sustaining capital

During the three months ended March 31, 2018, the Company spent $4.5 million on sustaining capital. Sustaining capital expenditures included the Smithers warehouse, the grade control sampling station and gravity lab and normal course capitalized development costs incurred during production. Capitalized development include costs to build new ventilation raises and ramps that enable the Company to physically access ore underground.

Regional exploration

An extensive regional exploration campaign was initiated in 2015 to identify mineralized zones on the 1,250-square-kilometer, wholly-owned property similar to the Valley of the Kings and Eskay Creek deposits. A final data analysis is underway to refine high-priority targets for drilling in summer 2018.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the QP responsible for the regional grass-roots exploration program.

Financial Results

		Three months ended March 31,
(In thousands of US dollars, except per share or per oz)		2018	2017(1)

Revenue		$89,422	-
Earnings from mine operations(1,2)		$16,834	-
Net loss for the period		$(8,058)	(4,263)
Per share - basic	$/share	(0.04)	(0.02)
Per share - diluted	$/share	(0.04)	(0.02)

Adjusted earnings (loss) (2)		$5,797	(6,089)
Per share - basic (2)	$/share	0.03	(0.03)

Total cash and cash equivalents		$70,540	171,945
Cash generated from (used by) operating activities		$24,719	(2,733)
Total assets		$1,678,657	1,633,083
Long-term debt(3)		$292,906	601,344

Total cash costs (2)	$/oz	841	-
All-in sustaining costs (1,2)	$/oz	1,009	-

Average realized price (1,2)	$/oz	1,271	-
Average realized cash margin (1,2)	$/oz	430	-

(1) No comparative data as the mine commenced commercial production as of July 1, 2017.
(2) Refer to the "Non-IFRS Financial Performance Measures" section for a reconciliation of these amounts.
(3) Long-term debt does not include the current portion of the senior secured credit facility in the amount of $379,383 as at March 31, 2018.

Working capital and liquidity

We generated cash from operations of $24.7 million for the three months ended March 31, 2018. For the three months ended March 31, 2018, the Company delivered 75,447 ounces of gold into the offtake agreement. The settlement of gold ounces resulted in a decrease in the Offtake obligation of $0.7 million due to the realized loss attributable to the final settlement price in the defined pricing period and the gold spot price on the date of delivery.

Our cash and cash equivalents as at March 31, 2108 totaled $70.5 million increasing $14.3 million from $56.3 million at December 31, 2017. The increase in cash was attributable to cash flows generated from operations of the Brucejack Mine offset by sustaining capital expenditures and payment of construction related payables.

As at March 31, 2018, the Company has working capital of $63.4 million excluding the current portion of long-term debt. The current portion of long-term debt includes the senior secured term credit facility including principal and accumulated interest totaling $379.4 million. The credit facility is due at maturity on December 31, 2018. The Company has the option to extend the maturity date to December 31, 2019 upon payment of an extension fee of 2.5% of the principal amount including accumulated interest. The Company’s intention is to re-finance the credit facility this year.

Working capital items other than cash and cash equivalents consisted of inventories of $28.7 million (valued at cost), receivables and other of $17.2 million offset by accounts payable and accrued liabilities of $53.0 million and the current portion of long-term debt of $388.1 million without considering the option to extend the credit facility to December 31, 2019.

Three months ended March 31, 2018 compared to the three months ended March 31, 2017

Net loss for the three months ended March 31, 2018 was $8.1 million compared to $4.3 million for the comparable period ended March 31, 2017. The increase in loss was mainly attributed to an increase in interest and finance expense and deferred income tax expense offset by earnings generated from operations and a decrease in corporate administrative costs. Earnings from mine operations were $16.8 million for the three months ended March 31, 2018 compared to nil, as the Company did not have mine operations in the comparable period.

Net comprehensive loss for the three months ended March 31, 2018 was $6.1 million compared to net comprehensive loss of $4.3 million for the comparable period ended March 31, 2017. The increase in comprehensive loss was attributed to the gain in fair value attributable to the change in credit risk of financial instruments designated at fair value through profit or loss net of deferred tax. This adjustment was the result of the adoption of IFRS 9, Financial Instruments without restatement of the prior period.

Revenue

Revenue for the three months ended March 31, 2018 was $89.4 million compared to nil in the comparable period as the Company did not have mine operations for the three months ended March 31, 2017. Revenue includes a $0.8 million gain on trade receivables at fair value.

The Company sold 68,651 ounces of gold at an average realized price of $1,271 per ounce generating $87.3 million in revenue from contracts with customers. The Company sold 84,234 ounces of silver which generated $1.3 million in revenue. Treatment costs and refining charges associated with concentrate sales, in the amount of $4.0 million, were included within concentrate revenue. The average London Bullion Market Association AM and PM market price over the quarter ended March 31, 2018 was $1,330 per ounce.

Cost of sales

Cost of sales for the three months ended March 31, 2018 was $72.6 million or $1,057 per ounce of gold sold. Cost of sales includes production costs, depreciation and depletion, royalties and selling costs and changes in inventories to reflect the difference between produced and sold ounces.

Production costs

Production costs for the three months ended March 31, 2018 were $53.9 million. Production costs include mining, processing, maintenance, site administration costs and site share-based compensation. During the quarter, costs were incurred to develop at over 800 meters per month in order to accelerate stope optionality.

A majority of production costs were incurred in Canadian dollars. During the three months ended March 31, 2018, the average foreign exchange rate was CAD$1.2647 to US$1.00.

Depreciation and depletion

Depreciation and depletion for the three months ended March 31, 2018 was $13.0 million. The majority of the Company’s depreciation and depletion is determined using the units of production method based on total ounces produced over the estimated proven and probable reserves.

Royalties and selling costs

During the three months ended March 31, 2018, the Company incurred $5.7 million in selling costs and $0.1 million in royalty expense. Selling costs included transportation costs which were $5.2 million.

Total cash costs and AISC

Total cash costs for the three months ended March 31, 2018 were $841 per ounce sold. AISC for the three months ended March 31, 2018 totaled $1,009 per ounce sold. Sustaining capital expenditures amounted to $4.5 million (including $0.7 million deferred development costs incurred during production).

Total AISC for the first quarter was directly impacted by low gold production during ramp-up in January, which resulted in low gold sales recorded during the quarter and consequently higher total AISC per ounce of gold sold. Production spending for the first quarter was in-line with H1 2018 guidance. At the current level of gold production, total AISC is approaching the range of H1 2018 guidance of $900 to $700 per ounce of gold sold. When steady-state production is achieved, any fluctuations between produced ounces and sold ounces should minimize and reduce the timing discrepancy in AISC.

Corporate administrative costs

Corporate administrative costs for the three months ended March 31, 2018 were $2.5 million compared to $8.0 million in the comparable period.

Salaries and benefits for the three months ended March 31, 2018 were $0.9 million as compared to $5.2 million in the comparable period. The decrease was primarily due to $4.5 million expensed in the comparable period related to the retirement allowance clause in the employment agreement executed with the Executive Chairman; refer to the “Related Party Transactions” section below.

Share-based compensation for the three months ended March 31, 2018 was $0.2 million compared to $1.6 million in the comparable period. The decrease in share-based compensation was due to the decline in the Company’s share price used to value cash-settled restricted share units.

Interest and finance expense (income)

During the three months ended March 31, 2018, the Company incurred interest and finance expense of $15.4 million compared to interest income of $0.04 million in the comparable period. All interest and finance expenses incurred prior to July 1, 2017 were capitalized as borrowing costs to the Brucejack Mine.

The Company incurred $13.5 million in interest expense related to the credit facility. The 7.5% per annum cash interest payable associated with the credit facility is not settled until maturity.

The Company incurred $1.9 million in interest expense related to the convertible notes of which $0.6 million was interest at a rate of 2.25% per annum and $1.4 million was accretion of the convertible note. During the quarter, the Company paid interest in the amount of $1.1 million to the holders of the convertible notes.

Loss on financial instruments at fair value

The September 2015 construction financing includes prepayment and term extension options on the credit facility, the offtake obligation and the stream obligation which are recorded on our statement of financial position at fair value. During the three months ended March 31, 2018, the changes in fair value of the offtake obligation and stream obligation were a function of increases in the gold price, increase in market expectations of future gold prices, gold price volatility, an increase in interest rates and changes to the estimated production schedule.

The change in fair value of the offtake obligation resulted in a gain of $1.8 million (2017 – loss of $0.03 million) and the change in fair value of the stream obligation resulted in a loss of $2.0 million (2017 - $8.0 million). Of the change in fair value, a fair value loss of $4.6 million (2017 - $8.0 million) was recognized in the statement of loss and a fair value gain due to the impact of change in the Company’s credit risk on the stream obligation of $2.7 million (2017 – nil) was recognized in other comprehensive earnings (loss).

The prepayment and extension options in the senior secured term credit facility increased in value due to an increase in interest rate and the passage of time resulting in a gain of $0.2 million (2017 – loss of $0.2 million).

Current and deferred income taxes

The Company is subject to Canadian federal and British Columbia (“B.C.”) provincial income taxes with an aggregate rate of 27%. The Company is also subject to the B.C. Mineral Tax, which is accounted for as an income tax. The B.C. Mineral Tax requires initial payments of 2% of net current proceeds until initial construction tax pools are utilized, after which a rate of 13% applies. The B.C. Mineral Tax is calculated in CAD. Once the mine reaches steady-state operations and previously unrecognized tax benefits are recorded, the anticipated effective tax rate on mine operating earnings is 36.5%. Corporate administrative costs, interest and finance expense (income) and other items will be deductible for federal and provincial income taxes only.

For the three months ended March 31, 2018, current income tax expense was $0.6 million related to the 2% net current proceeds portion of the BC Mineral Tax compared to nil in the comparable period.

During the three months ended March 31, 2018, we recorded a deferred income tax expense of $3.6 million compared to a recovery of $5.1 million for the comparable period. The difference is primarily related to the foreign exchange impact on the BC Mineral Tax pools. This CAD to USD foreign exchange effect will recur in future quarters until the mineral tax pools are utilized.

Our unaudited condensed consolidated interim Financial Statements and Management Discussion and Analysis for the three months ended March 31, 2018 are filed on SEDAR and available on our website at www.pretivm.com.

Webcast and Conference Call

The webcast and conference call to discuss the first quarter 2018 operational and financial results will take place Friday, May 11, 2018 at 8:00 am PT (11:00 am ET).

Webcast and conference call details:

Friday, May 11, 2018 at 8:00 am PT (11:00 am ET)
Webcast	www.pretivm.com
Toll Free (North America)	1-800-319-4610
International and Vancouver	604-638-5340

A recorded playback will be available until May 25, 2018:

Toll Free (North America)	1-800-319-6413
Access Code	2186

About Pretivm

Pretivm is ramping-up gold production at the high-grade underground Brucejack mine in northern British Columbia.

For further information contact:

Joseph Ovsenek	Troy Shultz
President & CEO	Manager, Investor Relations & Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures in this news release. The Company believes that these measures, in addition to measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Total cost of sales and cash costs

Total cash costs is a common financial performance measure in the gold mining industry but has no standard meaning. The Company reports total cash costs on a gold ounce sold basis. The Company believes that, in addition to measures prepared in accordance with IFRS, such as revenue, certain investors can use this information to evaluate the Company’s performance and ability to generate operating earnings and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating cost performance.

Total cash costs include cost of sales such as mining, processing, maintenance and site administration, royalties and selling costs and changes in inventories less non-cash depreciation and depletion, site share-based compensation and silver revenue divided by gold ounces sold to arrive at total cash costs per ounce of gold sold. Other companies may calculate this measure differently. The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	Three months ended March 31,
(In thousands of US dollars, except for per oz data)	2018	2017

Gold ounces sold	68,651	-

Cost of sales per ounce sold reconciliation
Cost of sales	$72,588	$-
Cost of sales per ounce of gold sold	$1,057	$-

Total cash costs reconciliation
Cost of sales	$72,588	$-
Less: Depreciation and depletion	(12,992)	-
Less: Site share-based compensation	(551)	-
Less: Silver revenue	(1,321)	-
Total cash costs	$57,724	$-
Total cash costs per ounce of gold sold	$841	$-

All-in sustaining costs

The Company believes that AISC more fully defines the total costs associated with producing gold. The Company calculates AISC as the sum of total cash costs (as described above), sustaining capital expenditures, accretion on decommissioning and restoration provision, treatment and refinery charges netted against concentrate revenue, site share-based compensation, and corporate administrative costs, all divided by the gold ounces sold to arrive at a per ounce amount.

Other companies may calculate this measure differently as a result of differences in underlying principles and policies applied. Differences may also arise due to a different definition of sustaining versus non-sustaining capital.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	Three months ended March 31,
(In thousands of US dollars, except per share or per oz)	2018	2017
Gold ounces sold	68,651	-
All-in sustaining costs reconciliation
Total cash costs	$$57,724	-
Sustaining capital expenditures (1)	4,471	-
Accretion on decommissioning and restoration provision	155	83
Treatment and refinery charges	3,891	-
Site share-based compensation	551	-
Corporate administrative costs (2)	2,466	7,975
Total all-in sustaining costs	$69,258	8,058
All-in sustaining costs per ounce of gold sold	$1,009	-
(1)Sustaining capital expenditures includes deferred development costs
(2)Includes the sum of corporate administrative costs per the statement of loss and comprehensive loss, excluding depreciation within those figures.

Total cash costs and AISC reconciliation

Total cash costs and AISC are calculated based on the definitions published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world). The WGC is not a regulatory organization.

Average realized price and average realized cash margin

Average realized price and average realized cash margin per ounce sold are used by management and investors to better understand the gold price and cash margin realized throughout a period.

Average realized price is calculated as revenue from contracts with customers less silver revenue divided by gold ounces sold. Average realized margin represents average realized price per gold ounce sold less total cash costs per ounce sold.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	Three months ended March 31,
(In thousands of US dollars, except per share or per oz)	2018	2017
Revenue from contracts with customers(1)	$88,589	$-
Less: Silver revenue	(1,321)	-
Gold revenue(2)	$87,268	$-
Gold ounces sold	68,651	-
Average realized price	$1,271	$-
Less: Total cash costs per gold ounce sold	(841)	-
Average realized cash margin per gold ounces of gold sold	$430	$-
(1) Revenue from contracts with customers is recognized net of treatment costs and refinery charges on revenue generated from concentrate sales in the amount of $3,968 for the three months ended March 31, 2018.
(2) Gold revenue excludes the gain on trade receivables at fair value related to provisional pricing adjustments in the amount of $833 for the three months ended March 31, 2018.

Adjusted earnings (loss) and adjusted basic earnings (loss) per share

Adjusted earnings (loss) and adjusted basic earnings (loss) per share are used by management and investors to measure the underlying operating performance of the Company. Presenting these measures helps management and investors evaluate earning trends more readily in comparison with results from prior periods.

Adjusted earnings (loss) is defined as net income (loss) adjusted to exclude specific items that are significant, but not reflective of the underlying operations of the Company, including: gain (loss) on financial instruments at fair value, amortization on senior secured term credit facility, accretion on convertible notes, impairment provisions and reversals and deferred income taxes. Adjusted basic earnings (loss) per share is calculated using the weighted average number of shares outstanding under the basic method of earnings (loss) per share as determined under IFRS. The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	Three months ended March 31,
(In thousands of US dollars, except per share or per oz)	2018	2017

Basic weighted average shares outstanding	182,378,707	180,656,271

Adjusted loss and adjusted basic loss per share reconciliation

Net loss for the period	$(8,058)	$(4,263)
Adjusted for:
Loss on financial instruments at fair value	2,637	3,229
Amortization of discount on senior secured term credit facility	6,234	-
Accretion on convertible notes	1,373	-
Deferred income taxes (recovery)	3,611	(5,055)
Adjusted earnings (loss)	$5,797	$(6,089)
Adjusted basic earnings (loss) per share	$0.03	$(0.03)

Additional non-IFRS financial measures

“Earnings from mine operations” provides useful information to management and investors as an indication of the Company’s principal business activities before consideration of how those activities are financed, sustaining capital expenditures, corporate administrative costs, foreign exchange gains (losses), derivative costs, interest and finance income and expense and taxation.

“Working capital” is defined as current assets less current liabilities and provides useful information to management and investors about liquidity of the Company.

Forward-Looking Statements

This News Release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information may include, but is not limited to, information with respect to: production and cost guidance; our planned mining, exploration and development activities; capital and operating cost estimates; production and processing estimates; the future price of gold and silver; the adequacy of our financial resources; the estimation of mineral reserves and resources including the 2016 Valley of the Kings Mineral Resource estimate and the Brucejack Mineral Reserve estimate; realization of mineral reserve and resource estimates and timing of development of Pretivm's Brucejack Mine; costs and timing of future exploration and development; results of future exploration and drilling; capital and operating cost estimates; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; completion of ramp-up to steady state production and positive cash flow; timing and receipt of approvals, consents and permits under applicable legislation; our relationship with community stakeholders; litigation matters; environmental matters; and statements regarding USD cash flows currency fluctuations and the recurrence of foreign currency translation adjustments. Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled’, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's Annual Information Form dated March 29, 2018 filed on SEDAR at www.sedar.com and in the United States on Form 40-F through EDGAR at the SEC's website at www.sec.gov. Forward-looking statements are based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.